FDA extends review period for MS-325 by three months

Berlin, October, 5, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that its development partner, EPIX Pharmaceuticals Inc. (Nasdaq: EPIX) received notification that the U.S. Food and Drug Administration (FDA) has extended the New Drug Application (NDA) review goal date for the company's Magnetic Resonance Angiography contrast agent, MS-325. Schering has the global marketing rights for the product.

The FDA did not include a request for any new data in its notification. The three-month extension period will provide the FDA time to complete its full review of the application, which includes a supplemental analysis previously submitted by EPIX at the agency's request. The extension results in a revised FDA action date deadline of mid-January 2005. Schering will continue to work closely with EPIX to assist in the completion of the NDA review.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Media Relations: Marcy Funk, T:+1-973-487 2095; marcy_funk@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164;
joanne_marion@berlex.com

Find additional information at: www.schering.de/eng